UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following amends and supersedes the content of the Resolutions of Board of
Directors' meeting filed as an exhibit 99.2 to our current report on Form 6-K dated March 29, 2005.

Audit committee
The audit committee currently consists of the following directors: Myung Whan
Suh, Chan Joong Park and So Young Choi, all of which are independent as set forth in the Nasdaq listing requirements. We replaced Mr. Yeon Ho Moon and Mr.
David Woong-Jin Yoon with independent directors elected at the annual general meeting of shareholders held on March 29, 2005. All of our independent are financially literate and have accounting or related financial management expertise.

Compensation committee
The Compensation committee consists of following three directors: Mu Sik Jung,
Chan Joong Park and Hyung Oh Yoo, all of which are independent as set forth in the Nasdaq listing requirements. We replaced Mr. Yeon Ho Moon and Mr. David
Woong-Jin Yoon with independent directors elected at the annual general meeting of shareholders held on March 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/30/2005	By:	Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO